UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38877

Yunji Inc.

18/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           ☒                         Form 40-F

Exhibit Index

Exhibit 99.1 — Yunji Announces First Half 2026 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yunji Inc.

By:	/s/ Nan Song
Name:	Nan Song
Title:	Senior Financial Director

Date: August 20, 2026